Exhibit 5

          Opinion of Callister Nebeker & McCullough Regarding Legality

                                   12 June 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: Registration and Issuance of ALPNET, Inc. Common Stock Issuable under the ALPNET, Inc. 1996 Executive Stock Option Plan

Ladies and Gentlemen:

        This Firm has acted as counsel to ALPNET, Inc., a Utah corporation (the "COMPANY"), in connection with its registration of 2,950,000 shares of its common stock without par value (the "SHARES") issuable to eligible persons pursuant to the ALPNET, Inc. 1996 Executive Stock Option Plan (the "PLAN").

        In connection with this representation, we have examined the original, or copies identified to our satisfaction, of such minutes, agreements, corporate records and filings and other documents necessary to our opinion contained in this letter. We have also relied as to certain matters of fact upon representations made to us by officers and agents of the Company. Based upon and in reliance on the foregoing, it is our opinion that:

1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Utah; and has full corporate power and authority to own its properties and conduct its business as described in the Prospectus/Proxy Statement referred to above.

2. The Shares, when issued in compliance with the terms and conditions of the Plan, shall be duly and validly issued and fully paid and nonassessable; and the shareholders of the Company have no pre-emptive rights to acquire additional shares in respect of the Shares.

                                             Very truly yours,

                                             CALLISTER NEBEKER & McCULLOUGH
                                             A Professional Corporation

                                             /S/ CALLISTER NEBEKER & McCULLOUGH